UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 31, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated January 31, 2013 entitled:

“NXP Semiconductors Reports Fourth Quarter and Full-year 2012 Results”.

Exhibits

1.	Press release dated January 31, 2013 entitled: “NXP Semiconductors Reports Fourth Quarter and Full-year 2012 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 31st day of January 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Semiconductors Reports Fourth Quarter and Full-year 2012 Results

	Q4 2012	Year 2012
Revenue	$1,116 million	$4,358 million
GAAP Gross margin	43.9%	45.6%
GAAP Operating margin	3.0%	9.5%
GAAP Diluted earnings per share	($0.47)	($0.46)

Non-GAAP Gross margin	46.1%	45.8%
Non-GAAP Operating margin	18.7%	18.0%
Non-GAAP Earnings per share	$0.50	$1.70

•	Trailing twelve month adjusted EBITDA $1,042 million

•	Net debt reduced $181 million year-on-year to $2,875 million

•	Product revenue growth of 24 percent year-on-year, down 4 percent sequentially

Eindhoven, The Netherlands, January 31, 2013 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and the full-year of 2012, ended December 31, 2012, and provided guidance for the first quarter 2013.

“Our results for the fourth quarter of 2012 came in at the higher end of our original guidance, as NXP delivered Product revenue of $1,066 million, a four percent sequential decline, and a twenty-four percent increase from the comparable year ago period. Total NXP revenue in the fourth quarter was $1,116 million, approximately a five percent sequential decline, and a twenty percent increase from the comparable year ago period, said Richard Clemmer,” NXP Chief Executive Officer,

“Looking at the full-year results, NXP delivered Product revenue of $4,114 million, better than a seven percent year-on-year growth, as key design opportunities we outlined at the beginning of the year came to fruition. Specifically, full-year revenue in our core HPMS segment increased thirteen percent year-on-year due to strong growth in our Identification and Portable & Computing end markets. However, as a result of challenging market conditions, NXP experienced slower than anticipated growth in other areas of our HPMS segment, and a 10 percent year-on-year decline in our Standard product segment. Taken together, total NXP revenue increased four percent year-on-year to $4,358 million.

“As our recent actions demonstrate, we remain committed to improving our cost and expense structure, which should result in improved earnings growth and cash flow generation. Our strategy continues to be focused on providing unique and differentiated product solutions to enable our customer’s success, which over the longer-term should allow NXP to outpace the cyclical growth of the overall semiconductor market,” said Clemmer.

Fourth Quarter 2012 Results ($ millions, except EPS, unaudited)

	Q4 2012	Q3 2012	Q4 2011	Q - Q	Y -Y	2012	2011	Y - Y
Product Revenue	$1,066	$1,114	$857	-4%	24%	$4,114	$3,831	7%
Mfg. & Other Revenue	$50	$56	$74	-11%	-32%	$244	$363	-33%

Total Revenue	$1,116	$1,170	$931	-5%	20%	$4,358	$4,194	4%
GAAP Gross Profit	$490	$536	$389	-9%	26%	$1,988	$1,906	4%
Gross Profit Adjustments (1)	$(24)	$(6)	$(34)			$(6)	$(82)
Non-GAAP Gross Profit	$514	$542	$423	-5%	22%	$1,994	$1,988	0%
GAAP Gross Margin	43.9%	45.8%	41.8%			45.6%	45.4%
Non-GAAP Gross Margin	46.1%	46.3%	45.4%			45.8%	47.4%
GAAP Operating Income	$33	$168	$7	-80%	371%	$412	$357	15%
Operating Income Adjustments (1)	$(176)	$(64)	$(141)			$(374)	$(453)
Non-GAAP Operating Income	$209	$232	$148	-10%	41%	$786	$810	-3%
GAAP Operating Margin	3.0%	14.4%	0.8%			9.5%	8.5%
Non-GAAP Operating Margin	18.7%	19.8%	15.9%			18.0%	19.3%
GAAP Net Income / (Loss)	$(116)	$115	$(182)	NM	NM	$(115)	$390	NM
Net Income Adjustments (1)	$(242)	$(27)	$(241)			$(544)	$(42)
Non-GAAP Net Income / (Loss)	$126	$142	$59	-11%	114%	$429	$432	-1%
GAAP EPS	$(0.47)	$0.45	$(0.73)	NM	NM	$(0.46)	$1.57	NM
EPS Adjustments (1)	$(0.97)	$(0.11)	$(0.97)			$(2.16)	$(0.14)
Non-GAAP EPS	$0.50	$0.56	$0.24	-11%	108%	$1.70	$1.71	-1%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q4 2012	Q3 2012	Q4 2011	% Q4 Total	Q - Q	Y - Y	2012	2011	Y - Y
Automotive	$227	$239	$218	20%	-5%	4%	$939	$930	1%
Identification	$290	$275	$155	26%	5%	87%	$986	$698	41%
Infrastructure & Industrial	$156	$165	$149	14%	-5%	5%	$604	$617	-2%
Portable & Computing	$195	$222	$137	18%	-12%	42%	$753	$661	14%

High Performance Mixed Signal (HPMS)	$868	$901	$659	78%	-4%	32%	$3,282	$2,906	13%
Standard Products (STDP)	$198	$213	$198	18%	-7%	0%	$832	$925	-10%

Product Revenue	$1,066	$1,114	$857	96%	-4%	24%	$4,114	$3,831	7%
Manufacturing & Other	$50	$56	$74	4%	-11%	-32%	$244	$363	-33%

Total Revenue	$1,116	$1,170	$931	100%	-5%	20%	$4,358	$4,194	4%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments.

Additional Information for the Fourth Quarter of 2012:

•

Total gross debt at the end of the fourth quarter 2012 was $3,492 million, a reduction of $90 million from the $3,582 million in the prior quarter. Cash balance at the end of the fourth quarter of 2012 was $617 million, resulting in a net-debt position of $2,875 million.

•

On December 11, 2012, NXP tendered and retired $500 million of its U.S.-dollar denominated 9 3/4 Senior Secured notes. In a subsequent transaction NXP entered into a new $500 million senior secured term loan facility (“Term Loan C”) due January 2020, which carries a coupon of LIBOR + 350bps, and a LIBOR floor of 125bps. The proceeds of the new term loan was drawn under the terms and conditions of the existing senior secured loan facility.

•	Net cash interest paid in the fourth quarter of 2012 was $55 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2012 operating income of $46 million, EBITDA of $58 million and a closing cash balance of $288 million.

•	Utilization in NXP wafer fabs averaged 85 percent in the fourth quarter 2012 compared to 71 percent in the year ago period and 91 percent in the prior quarter.

•

During the fourth quarter of 2012 NXP booked a $98 million charge associated with a restructuring initiative designed to improve operational efficiency and to competitively position the company for sustainable growth. The components of the restructuring initiative were: $55 million in SG&A to assist in driving SG&A to 12 percent of revenue; $23 million in R&D to refocus resources; and $20 million in cost of goods sold, mainly related to the consolidation of MOS technologies from our German fabrication facility to the company’s 8-inch Dutch facility.

Guidance for the First Quarter 2013: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,027	$1,043	$1,058
Q-Q	-4%	-2%	-1%
Mfg. & Other Revenue	$24	$24	$24

Total Revenue	$1,051	$1,067	$1,082
Q-Q	-6%	-4%	-3%
Non-GAAP Gross Profit	$497	$504	$511
Non-GAAP Gross Margin	47%	47%	47%
Non-GAAP Operating Income	$193	$198	$202
Non-GAAP Operating Margin	18%	19%	19%
Interest Expense	$50	$50	$50
Cash Taxes	$9	$9	$9
Non-controlling Interest	$13	$13	$13

Non-GAAP Net Income	$121	$126	$130
Ave. Diluted Shares	255	255	255
Non - GAAP EPS	$0.47	$0.49	$0.51

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Other incidental items,” (xii) “non-GAAP Financial Income (expense),” (xiii) “non-GAAP Results relating to equity-accounted investees,” (xiv) “non-GAAP Cash tax (expense),” (xv) “non-GAAP EPS,” (xvi) “EBITDA”, “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” and (xvii) “net debt.”

In this release, references to:

•

“non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income”, “non-GAAP operating income (loss)” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•

“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•

“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•

“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months from the date of this release; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs”, “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on January 31, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Time) to discuss its fourth quarter 2012 results and provide an outlook for the first quarter of 2013.

Interested parties may join the conference call by dialing 1 - 800 - 706 - 7749 (within the U.S.) or 1 - 617 - 614 - 3474 (outside the U.S.). The participant pass-code is 78451487. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted unaudited revenue of $4.36 billion in 2012. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Table 1: Condensed consolidated statement of operation (unaudited)

($ in millions except share data)	Three Months Ended			Full year
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	2012	2011
Revenue	$1,116	$1,170	$931	$4,358	$4,194
Cost of revenue	(626)	(634)	(542)	(2,370)	(2,288)

Gross profit	490	536	389	1,988	1,906
Research and development	(171)	(153)	(151)	(628)	(635)
Selling, general and administrative	(288)	(236)	(236)	(977)	(918)

Total operating expenses	(459)	(389)	(387)	(1,605)	(1,553)
Other income (expense)	2	21	5	29	4

Operating income (loss)	33	168	7	412	357
Financial income (expense):
Interest income (expense) - net	(55)	(65)	(74)	(266)	(307)
Foreign exchange gain (loss)	31	48	(65)	28	128
Gain (loss) on extinguishment of long term debt	(114)	(11)	(7)	(161)	(32)
Other financial expense	(15)	(5)	(19)	(38)	(46)

Income (loss) before taxes	(120)	135	(158)	(25)	100
Benefit (provision) for income taxes	7	(6)	(2)	(1)	(21)
Results relating to equity-accounted investees	15	2	(15)	(27)	(77)

Income (loss) from continuing operations	(98)	131	(175)	(53)	2
Income (loss) on discontinued operations, net of tax	—	—	2	1	434

Net income (loss)	(98)	131	(173)	(52)	436
Net (income) loss attributable to non-controlling interests	(18)	(16)	(9)	(63)	(46)

Net income (loss) attributable to stockholders	(116)	115	(182)	(115)	390
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $
Income (loss) from continuing operations	$(0.47)	$0.46	$(0.74)	$(0.46)	$(0.17)
Income (loss) from discontinued operations	$—	$—	$0.01	$—	$1.74

Net income (loss)	$(0.47)	$0.46	$(0.73)	$(0.46)	$1.57
Diluted earnings per common share
Income (loss) from continuing operations	$(0.47)	$0.45	$(0.74)	$(0.46)	$(0.17)
Income (loss) on discontinued operations	$—	$—	$0.01	$—	$1.74

Net income (loss)	$(0.47)	$0.45	$(0.73)	$(0.46)	$1.57

Weighted average number of shares of common stock (in thousands):
Basic	248,505	247,498	247,586	248,064	248,812
Diluted	248,505	253,060	247,586	248,064	248,812

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Current assets:
Cash and cash equivalents	$617	$702	$743
Accounts receivable - net	459	470	441
Other receivables	51	15	38
Assets held for sale	10	8	39
Inventories	715	671	618
Other current assets	102	105	87

Total current assets	1,954	1,971	1,966
Non-current assets:
Investments in equity-accounted investees	45	42	37
Other non-current assets	128	144	144
Property, plant and equipment	1,070	1,086	1,063
Identified intangible assets	965	1,017	1,171
Goodwill	2,277	2,241	2,231

Total non-current assets	4,485	4,530	4,646
Total assets	6,439	6,501	6,612

Current liabilities:
Accounts payable	562	549	455
Liabilities held for sale	—	3	21
Accrued liabilities	627	513	521
Short-term debt	307	244	52

Total current liabilities	1,496	1,309	1,049
Non-current liabilities:
Long-term debt	3,185	3,338	3,747
Other non-current liabilities	474	450	459

Total non-current liabilities	3,659	3,788	4,206
Non-controlling interests	235	217	212
Stockholders’ equity	1,049	1,187	1,145

Total equity	1,284	1,404	1,357
Total liabilities and equity	6,439	6,501	6,612

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flow (unaudited)

($ in millions)	Three Months Ended			Full year
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	2012	2011
Cash Flows from operating activities
Net income (loss)	$(98)	$131	$(173)	$(52)	436
(Income) loss from discontinued operations, net of tax	—	—	(2)	(1)	(434)
Adjustments to reconcile net income (loss):
Depreciation and amortization	132	128	151	533	591
Stock-based compensation	16	12	10	52	31
Net (gain) loss on sale of assets	(1)	(19)	(2)	(20)	10
(Gain) loss on extinguishment of debt	114	11	7	161	32
Results relating to equity accounted investees	(15)	(2)	15	27	77
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	18	(8)	(45)	(6)	(60)
(Increase) decrease in inventories	(41)	(20)	(14)	(61)	(104)
Increase (decrease) in trade payables	10	19	(70)	101	(134)
(Increase) decrease in other receivables	33	3	28	47	25
Increase (decrease) in other payables	34	(22)	(11)	(35)	(198)
Changes in deferred taxes	(8)	—	4	(18)	13
Exchange differences	(31)	(48)	65	(28)	(128)
Other items	1	7	3	22	18

Net cash provided by (used for) operating activities	164	192	(34)	722	175

Cash flows from investing activities:
Purchase of identified intangible assets	(8)	(7)	(5)	(29)	(10)
Capital expenditures on property, plant and equipment	(46)	(92)	(41)	(251)	(221)
Proceeds from disposals of property, plant and equipment	1	—	1	2	15
Proceeds from disposals of assets held for sale	—	—	11	—	11
Purchase of interests in businesses	—	—	—	(2)	—
Proceeds from sale of interests in businesses	(1)	27	—	26	—
Proceeds from return of equity investment	12	—	—	12	—
Other	(3)	1	1	(1)	3

Net cash (used for) provided by investing activities	(45)	(71)	(33)	(243)	(202)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	4	(1)	—	17
Repayments under the revolving credit facility	—	(200)	—	(530)	(600)
Amounts drawn under the revolving credit facility	100	—	—	760	200
Repurchase of long-term debt	(802)	(59)	(1,089)	(1,676)	(1,997)
Principal payments on long-term debt	(6)	(5)	(5)	(20)	(10)
Net proceeds from the issuance of long-term debt	493	—	1,082	958	1,578
Dividends paid to non-controlling interests	—	(1)	—	(40)	(67)
Cash proceeds from exercise of stock options	6	6	1	14	10
Purchase of treasury shares	—	(3)	—	(40)	(57)

Net cash provided by (used for) financing activities	(209)	(258)	(12)	(574)	(926)

Net cash provided by (used for) continuing operations	(90)	(137)	(79)	(95)	(953)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—	—	20
Net cash provided by (used for) investing activities	—	—	(31)	(45)	791
Net cash provided by (used for) financing activities	—	—	—	—	(2)

Net cash provided by (used for) discontinued operations	—	—	(31)	(45)	809

Net cash from continuing and discontinued operations	(90)	(137)	(110)	(140)	(144)
Effect of changes in exchange rates on cash positions	5	2	(12)	14	(21)

Increase (decrease) in cash and cash equivalents	(85)	(135)	(122)	(126)	(165)
Cash and cash equivalents at beginning of period	702	837	865	743	908

Cash and cash equivalents at end of period	617	702	743	617	743

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended			Full year
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	2012	2011
High Performance Mixed Signal (HPMS)	868	901	659	3,282	2,906
Standard Products	198	213	198	832	925

Product Revenue	1,066	1,114	857	4,114	3,831
Manufacturing Operations	43	49	62	211	316
Corporate and Other	7	7	12	33	47

Total Revenue	$1,116	$1,170	$931	$4,358	$4,194

HPMS Revenue	$868	$901	$659	$3,282	$2,906
Percent of Total Revenue	77.8%	77.0%	70.8%	75.3%	69.3%
HPMS segment GAAP gross profit	453	463	321	1,745	1,573
PPA effects	—	(1)	(4)	(10)	(18)
Restructuring	(1)	—	(20)	(1)	(20)
Other incidentals	(1)	(1)	—	(4)	—
Other adjustments	—	—	—	46	—

HPMS segment non-GAAP gross profit	$455	$465	$345	$1,714	$1,611

HPMS segment GAAP gross margin	52.2%	51.4%	48.7%	53.2%	54.1%
HPMS segment non-GAAP gross margin	52.4%	51.6%	52.4%	52.2%	55.4%
HPMS segment GAAP operating profit	119	178	20	527	339
PPA effects	(47)	(47)	(53)	(198)	(218)
Restructuring	(26)	1	(38)	(24)	(43)
Other incidentals	(4)	16	—	—	(1)
Other adjustments	—	—	—	46	—

HPMS segment non-GAAP operating profit	$196	$208	$111	$703	$601

HPMS segment GAAP operating margin	13.7%	19.8%	3.0%	16.1%	11.7%
HPMS segment non-GAAP operating margin	22.6%	23.1%	16.8%	21.4%	20.7%

Standard Products Revenue	$198	$213	$198	$832	$925
Percent of Total Revenue	17.7%	18.2%	21.3%	19.1%	22.1%
Standard Products segment GAAP gross profit	41	73	67	238	336
PPA effects	—	(1)	(1)	(2)	(1)
Restructuring	(15)	1	(4)	(15)	(5)
Other incidentals	—	—	—	—	—

Standard Products segment non-GAAP gross profit	$56	$73	$72	$255	$342

Standard Products segment GAAP gross margin	20.7%	34.3%	33.8%	28.6%	36.3%
Standard Products segment non-GAAP gross margin	28.3%	34.3%	36.4%	30.6%	37.0%
Standard Products segment GAAP operating profit	(12)	22	17	37	141
PPA effects	(13)	(13)	(14)	(52)	(57)
Restructuring	(19)	—	(5)	(19)	(6)
Other incidentals	—	2	(1)	1	—

Standard Products segment non-GAAP operating profit	$20	$33	$37	$107	$204

Standard Products segment GAAP operating margin	-6.1%	10.3%	8.6%	4.4%	15.2%
Standard Products segment non-GAAP operating margin	10.1%	15.5%	18.7%	12.9%	22.1%

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended			Full year
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	2012	2011
Manufacturing Operations Revenue	$43	$49	$62	$211	$316
Percent of Total Revenue	3.9%	4.2%	6.7%	4.8%	7.5%
Manufacturing Operations segment GAAP gross profit	(10)	(2)	(7)	(22)	(48)
PPA effects	(2)	(2)	(1)	(8)	(8)
Restructuring	(4)	(1)	1	(7)	(12)
Other incidentals	(1)	(1)	(5)	(5)	(18)

Manufacturing Operations segment non-GAAP gross profit	$(3)	$2	$(2)	$(2)	$(10)

Manufacturing Operations segment GAAP gross margin	-23.3%	-4.1%	-11.3%	-10.4%	-15.2%
Manufacturing Operations segment non-GAAP gross margin	-7.0%	4.1%	-3.2%	-0.9%	-3.2%
Manufacturing Operations segment GAAP operating profit	(15)	(6)	(10)	(36)	(60)
PPA effects	(6)	(5)	(6)	(23)	(26)
Restructuring	(4)	(1)	2	(7)	(12)
Other incidentals	(1)	(2)	(4)	(3)	(17)

Manufacturing Operations segment non-GAAP operating profit	$(4)	$2	$(2)	$(3)	$(5)

Manufacturing Operations segment GAAP operating margin	-34.9%	-12.2%	-16.1%	-17.1%	-19.0%
Manufacturing Operations segment non-GAAP operating margin	-9.3%	4.1%	-3.2%	-1.4%	-1.6%

Corporate and Other Revenue	$7	$7	$12	$33	$47
Percent of Total Revenue	0.6%	0.6%	1.2%	0.8%	1.1%
Corporate and Other segment GAAP gross profit	6	2	8	27	45
PPA effects	—	—	—	—	—
Restructuring	—	—	—	—	—
Other incidentals	—	—	—	—	—

Corporate and Other segment non-GAAP gross profit	$6	$2	$8	$27	$45

Corporate and Other segment GAAP gross margin	NM	NM	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM	NM	NM
Corporate and Other segment GAAP operating profit	(59)	(26)	(20)	(116)	(63)
PPA effects	—	—	—	—	—
Restructuring	(49)	(4)	(18)	(61)	(29)
Other incidentals	(7)	(11)	(4)	(34)	(44)

Corporate and Other segment non-GAAP operating profit	$(3)	$(11)	$2	$(21)	$10

Corporate and Other segment GAAP operating margin	NM	NM	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconcilliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended				Full year
	Dec 31, 2012		Sept 30, 2012	Dec 31, 2011	2012		2011
Revenue	$1,116		$1,170	$931	$4,358		$4,194
GAAP Gross profit	$490		$536	$389	$1,988		$1,906
PPA effects	(2)		(4)	(6)	(20)		(27)
Restructuring	(20)		—	(23)	(23)		(37)
Other incidentals	(2)		(2)	(5)	(9)		(18)
Other adjustments	—		—	—	46		—

Non-GAAP Gross profit	$514		$542	$423	$1,994		$1,988

GAAP Gross margin	43.9%		45.8%	41.8%	45.6%		45.4%
Non-GAAP Gross margin	46.1%		46.3%	45.4%	45.8%		47.4%
GAAP Research and development	$(171)		$(153)	$(151)	$(628)		$(635)
PPA effects	—		—	—	—		—
Restructuring	(23)		—	(18)	(22)		(22)
Other incidentals	(1)		(3)	—	(12)		(2)

Non-GAAP Research and development	$(147)		$(150)	$(133)	$(594)		$(611)

GAAP Selling, general and administrative	$(288)		$(236)	$(236)	$(977)		$(918)
PPA effects	(64)		(61)	(67)	(253)		(274)
Restructuring	(55)		(4)	(18)	(67)		(31)
Other incidentals	(8)		(10)	(7)	(36)		(29)

Non-GAAP Selling, general and administrative	$(161)		$(161)	$(144)	$(621)		$(584)

GAAP Other income (expense)	$2		$21	$5	$29		$4
PPA effects	—		—	—	—		—
Restructuring	—		—	—	1		—
Other incidentals	(1)		20	3	21		(13)

Non-GAAP Other income (expense)	$3		$1	$2	$7		$17

GAAP Operating income (loss)	$33		$168	$7	$412		$357
PPA effects	(66)		(65)	(73)	(273)		(301)
Restructuring	(98)		(4)	(59)	(111)		(90)
Other incidentals	(12)		5	(9)	(36)		(62)
Other adjustments	—		—	—	46		—

Non-GAAP Operating income (loss)	$209		$232	$148	$786		$810

GAAP Operating margin	3.0%		14.4%	0.8%	9.5%		8.5%
Non-GAAP Operating margin	18.7%		19.8%	15.9%	18.0%		19.3%
GAAP Financial income (expense)	$(153)		$(33)	$(165)	$(437)		$(257)
Foreign exchange gain (loss) on debt	31		48	(65)	28		128
Gain (loss) on extinguishment of long term debt	(114)		(11)	(7)	(161)		(32)
Other financial expense	(15)		(5)	(19)	(38)		(46)

Non-GAAP Financial income (expense)	$(55)		$(65)	$(74)	$(266)		$(307)

GAAP Income tax benefit (provision)	$7		$(6)	$(2)	$(1)		$(21)
Other adjustments	17		3	4	27		4

Non-GAAP Cash tax (expense)	$(10)		$(9)	$(6)	$(28)		$(25)

GAAP Results relating to equity-accounted investees	$15		$2	$(15)	$(27)		$(77)
Other adjustments	15		2	(15)	(27)		(77)

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—	$—		$—

GAAP Income (loss) from continuing operations	$(98)		$131	$(175)	$(53)		$2
PPA effects	(66)		(65)	(73)	(273)		(301)
Restructuring	(98)		(4)	(59)	(111)		(90)
Other incidentals	(12)		5	(9)	(36)		(62)
Other adjustments	(66	)1)	37	(102)	(125	)1)	(23)

Non-GAAP Income (loss) from continuing operations	$144		$158	$68	$492		$478

GAAP Income (loss) on discontinued operations - net of tax	$—		$—	$2	$1		$434
Other adjustments	—		—	2	1		434

Non-GAAP Income (loss) from discontinued operations	$—		$—	$—	$—		$—

GAAP Net income (loss) attributable to stockholders	$(116)		$115	$(182)	$(115)		$390
PPA effects	(66)		(65)	(73)	(273)		(301)
Restructuring	(98)		(4)	(59)	(111)		(90)
Other incidentals	(12)		5	(9)	(36)		(62)
Other adjustments	(66)		37	(100)	(124)		411

Non-GAAP Net income (loss) attributable to stockholders	$126	2)	$142	$59	$429	2)	$432

GAAP Weighted average shares - diluted	248,505		253,060	247,586	248,064		248,812
Non-GAAP Adjustment	5,474		—	2,329	5,007		4,086

Non-GAAP Weighted average shares - diluted	253,979		253,060	249,915	253,071		252,898

GAAP Diluted net income (loss) attributable to stockholders per share	$(0.47)		$0.45	$(0.73)	$(0.46)		$1.57
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.50		$0.56	$0.24	$1.70		$1.71

1)	Includes: During 4Q12: Foreign exchange gain on debt: $31 million; Loss on extinguishment of long-term debt: ($114) million; Other financial expense: ($15) million; Results relating to equity-accounted investees: $15 million; and difference between book and cash income taxes: $17 million; for the full year 2012: Other adjustments Cost of Revenue $46 million; Foreign exchange gain on debt: $28 million; Loss on extinguishment of long-term debt: $(161) million; Other financial expense: $(38) million; Results relating to equity-accounted investees: $(27) million; and difference between book and cash income taxes: $27 million.
2)	During 4Q12: Includes stock based compensation expense of $16 million; for the full year 2012: Includes stock based compensation expense of $48 million. Stock based compensation expense of $4 million, which resulted from a modification, is not included in the full year 2012 non-GAAP results.

NXP Semiconductors

Table 6: Adjusted EBITDA (unaudited)

($ in millions)	Three Months Ended			Full year
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	2012	2011
Net Income	$(98)	$131	$(173)	$(52)	$436
Income (loss) on discontinued operations	—	—	2	1	434

Income (loss) from continuing operations	$(98)	$131	$(175)	$(53)	$2

Reconciling items to EBITDA
Financial (income) expense	153	33	165	437	257
Benefit (provision) for income taxes	(7)	6	2	1	21
Depreciation	63	59	78	247	290
Amortization	69	69	73	286	301

EBITDA	$180	$298	$143	$918	$871

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(15)	(2)	15	27	77
Restructuring 1)	98	3	55	109	85
Other incidental items 1)	11	(5)	8	34	61
Other adjustments	—	—	—	(46)	—

Adjusted EBITDA	$274	$294	$221	$1,042	$1,094

Trailing twelve month adjusted EBITDA	$1,042	$989	$1,094	$1,042	$1,094

1) Excluding depreciation property, plant and equipment related to:
Restructuring	—	1	4	2	5
Other incidental items	1	—	1	2	1

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202